# SEC Schedule 13G/A (Amendment No. 20) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MACOM Technology Solutions Holdings, Inc., CIK 0001493594
CUSIP: 55405Y100
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 100 CHELMSFORD STREET, LOWELL, Massachusetts (MA), 01851
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001252243

## Reporting persons
- Susan M. Ocampo: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,884,490; sole dispositive power 0; shared dispositive power 4,884,490; aggregate amount beneficially owned 4,884,490 (6.4% of the class)

## Item 1. Issuer
Name of issuer: MACOM Technology Solutions Holdings, Inc.
Address of issuer's principal executive offices: 100 Chelmsford Street, Lowell, MA 01851

## Item 2. Person Filing
Name of person filing: This Amendment No. 20 to Schedule 13G is filed by Susan M. Ocampo. Reference is hereby made to the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2013, Amendment No. 1 thereto filed on February 12, 2014, Amendment No. 2 thereto filed on February 18, 2015, Amendment No. 3 thereto filed on February 10, 2016, Amendment No. 4 thereto filed on January 12, 2017, Amendment No. 5 thereto filed on January 11, 2018, Amendment No. 6 thereto filed on January 16, 2019, Amendment No. 7 thereto filed on January 15, 2020, Amendment No. 8 thereto filed on January 6, 2021, Amendment No. 9 thereto filed on January 18, 2022, Amendment No. 10 thereto filed on January 12, 2023, Amendment No. 11 thereto filed on January 23, 2024, Amendment No. 12 thereto filed on October 28, 2024, Amendment No. 13 thereto filed on February 10, 2025, Amendment No. 14 thereto filed on April 21, 2025, Amendment No. 15 thereto filed on July 24, 2025, Amendment No. 16 thereto filed on October 20, 2025, Amendment No. 17 thereto filed on January 28, 2026, Amendment No. 18 thereto filed on May 5, 2026, and Amendment No. 19 thereto filed on August 12, 2026 (as so amended, the "Schedule 13G"). Terms defined in the Schedule 13G are used herein as so defined. The items responded to in this Amendment No. 20 are hereby amended and restated.
Address of principal business office or, if none, residence:
Box #88439
Honolulu, HI, 96815
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this paragraph is set forth in the cover page to this Schedule 13G/A and is incorporated herein by reference. The 4,884,490 shares reported as beneficially owned by the Reporting Person consists of (i) an aggregate of 2,496,234 shares held by Susan M. Ocampo as trustee of two Ocampo Family Trusts, (ii) an aggregate of 1,890,850 shares held by Susan M. Ocampo as trustee of three trusts for the benefit of her children and (iii) 497,406 shares held in a grantor retained annuity trust (collectively, the "Trusts"). Susan M. Ocampo is the trustee of each of the Trusts and has voting and dispositive power over the shares held by the Trusts.
Percent of class: The information required by this paragraph is set forth in the cover page to this Schedule 13G/A and is incorporated herein by reference. Percentage ownership is based on 76,370,931 shares of Common Stock outstanding as of September 30, 2026.
Sole power to vote or to direct the vote: The information required by this paragraph is set forth in the cover page to this Schedule 13G/A and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by this paragraph is set forth in the cover page to this Schedule 13G/A and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by this paragraph is set forth in the cover page to this Schedule 13G/A and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by this paragraph is set forth in the cover page to this Schedule 13G/A and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Susan M. Ocampo: /s/ Susan M. Ocampo, Susan M. Ocampo, Individually (10/30/2026)